SWENSEN & ANDERSEN

                    A Professional Limited Liability Company

                                Attorneys at Law


James G. Swensen, Jr.                           136 South Main Street, Suite 318
email: jswensen@esalaw.com                            Salt Lake City, Utah 84101
also admitted in California
                                                        Telephone:  801-364-7500
                                                      Facsimile:    801-364-7510

                                January 18, 2006

Ms. Abby Adams
Mail Stop: 3561
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549-0303

         Re:      ITEC Attractions, Inc.
                  Schedule 14C - Preliminary Information Statement

Dear Ms. Adams:

         This letter is in response to your letter dated January 9, 2006 containing comments on the Schedule 13E-3 Transaction Statement and the Schedule 14C Preliminary Information Statement of ITEC Attractions, Inc. (the "Company"). The responses contained herein are numbered to correspond with the numbered paragraphs of your letter.

1. Schedule 13E-3. Ms. L. Ann Bluto has agreed orally to loan to the Company up to $350,000 for use in payment for fractional shares. This loan agreement has not been documented and will likely not be documented until the funds are actually advanced. However, at that point in time, Ms. Bluto and her husband will own 100% of the Company and so the terms of the loan will not be material to unaffiliated security holders. If the reverse stock split is not completed, the loan will not be made. Please refer to the revised section "REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split" contained in Schedule 14C.

2. Preliminary Information Statement on Schedule 14C, Background of the Reverse Stock Split, page 8. Please refer to the revised section "SPECIAL FACTORS - Background of the Reverse Stock Split" contained in
         Schedule 14C.

3. Preliminary Information Statement on Schedule 14C, Effects of the Reverse Stock Split, page 10. Please refer to the revised section "SPECIAL FACTORS - Effects of the Reverse Stock Split" contained in
         Schedule 14C.



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

4. Preliminary Information Statement on Schedule 14C, Effects of the Reverse Stock Split, page 10. The confirmation referred to in comment 20 of your prior letter, that the filing persons have provided all disclosure required by Schedule 13E-3, is addressed in the text of the signature block to the Schedule 13E-3, wherein each of the filing persons certifies that the Schedule 13E-3 is true, complete and correct.

         With regards to the purposes and reasons for engaging in the going private transaction, please refer to the revised section "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split" contained in Schedule 14C.

5.       Material  Federal  Tax  Consequences,  page 12.  The  reference  to IRS
         Circular 230 has been removed and the use of the term "urge" has been modified per your request. Please refer to the revised section "SPECIAL FACTORS - Material Federal Income Tax Consequences" contained in
         Schedule 14C, the first, fifth and penultimate paragraphs.

6. Determination by the Board of Directors, page 15. You refer to comment 7 from your prior letter. That comment asks for clarification that the board determined that the transaction is fair to the unaffiliated security holders. Please refer to the first sentence of "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Determination by the Board of Directors" which states that "[T]he Board of Directors of the Company reasonably believes that the reverse stock split is fair to the unaffiliated security holders of the Company, that is those stockholders who are not part of the Principal Group." The analysis underlying the determination of the Board is set forth in the following
         Sections:  "SPECIAL  FACTORS - Fairness  of the  Reverse  Stock  Split:
         Determination by the Board of Directors," "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price," Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split," and "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders."

         You have also indicated that you are unable to locate the revised disclosure indicating that each filing person has determined that the transaction is fair to the unaffiliated security holders. Please refer to the revised section "SPECIAL FACTORS - Fairness of the Reverse Stock
         Split: Determination by the Principal Group and 'Filing Persons'."

7. Determination by the Board of Directors, page 15. The definition of "unaffiliated security holders" as used in the Schedule 14C means every security holder of the Company other than Paul Bluto and Ann Bluto. Thus, officers and directors who are security holders of the Company are included in the class of "unaffiliated security holders." This is consistent with the Rule 13e-3 definition which states that "[a]n 'unaffiliated security holder' is any security holder of an equity security subject to the Rule 13e-3 transaction who is not an affiliate of the issuer of such security." The traditional interpretation of affiliate to include officers, directors and 10% shareholders is not

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

         applicable in the present circumstances because of the overwhelming ownership position of Paul M. Bluto and L. Ann Bluto. As owners of more than 68% of the Company, Mr. and Mrs. Bluto are effectively the only persons in a position to control the Company and can in fact remove and replace any director or officer. Please refer to the revised second paragraph of "SPECIAL FACTORS - Background of the Reverse Stock Split" contained in Schedule 14C.

8. Determination by the Principal Group and the "Filing Persons," page 18. The members of the Principal Group are Paul M. Bluto and L. Ann Bluto. Please refer to the revised first paragraph of "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Determination by the Principal Group and the 'Filing Persons'" contained in Schedule 14C.

9. Determination by the Principal Group and the "Filing Persons," page 18. You refer to comments 10 and 12 from your prior letter. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split:
         Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price" contained in Schedule 14C. Also please refer to the first sentence of "OTHER INFORMATION - Background Information Concerning Filing Persons." Also please refer to the revised section "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Determination by the Principal Group and 'Filing Persons.'

10. Determination by the Principal Group and the "Filing Persons," page 18. You refer to comment 11 from your prior letter. The initial valuation report has been included as an exhibit to this Amendment to Schedule 13E-3.

         Your comment also refers to limitation language which you attribute to the fairness opinion, but which in fact is contained in the valuation report. The limitation language in the valuation report is not inconsistent with the disclosures relating to the fairness opinion. Houlihan Valuation Advisors has consented to the Company's reference to the fairness opinion in the Schedule 14C and to the filing of the fairness opinion as an exhibit to Schedule 13E-3. Houlihan Valuation Advisors has acknowledged in the fairness opinion that the valuation report and fairness opinion may be made available to shareholders of the Company in conjunction with the reverse stock split.

11. Determination by the Principal Group and the "Filing Persons," page 18. You refer to comments 14 and 17 from your prior letter. Those comments and the instant comment address the fairness of the transaction. You have requested additional disclosures regarding procedural safeguards identified in Item 1014(c)-(e). Please refer to the revised section "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders" contained in Schedule 14C.

12. Cost Savings, page 18. You refer to comment 15 from your prior letter. That comment and the instant comment request quantification and categorization of the direct and indirect costs. Please refer to the revised section "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split: Cost Savings" contained in Schedule 14C. The Company has provided all of the information reasonably available to it.

13. Closing Comment. A conforming acknowledgment is attached to this letter.

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


         This concludes the responses to the staff's comment letter on the Company's behalf. Any further questions or comments regarding this submission may be directed to the undersigned. Thank you for your assistance. We look forward to hearing from you.

                                                Very truly yours,

                                                SWENSEN & ANDERSEN PLLC


                                                James G. Swensen, Jr.

JGS/wk
enclosure
cc:      Paul Rasmussen
         Andrew Lear





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

                             ITEC ATTRACTIONS, INC.
                      3562 Shepherd of the Hills Expressway
                             Branson, Missouri 65616

                                January 18, 2006



Ms. Abby Adams
Mail Stop: 3561
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549-0303

         Re:      ITEC Attractions, Inc.
                  Schedule 14C - Information Statement
                  Schedule 13E-3 - Transaction Statement

Dear Ms. Adams:

         Pursuant to your request in connection with a review of the above referenced filings, each of the undersigned hereby acknowledges the following:

         The Company and each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

         Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do no foreclose the Commission from taking any action with respect to the filings; and

         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in the review of these filings.

                                         Respectfully,

                                         ITEC ATTRACTIONS, INC.

                                         /s/ Paul E. Rasmussen
                                         Paul E. Rasmussen
                                         President and Chief Operating Officer

                                         /s/ PAUL M. BLUTO
                                         Paul M. Bluto, Other Filing Person

                                         /s/ L. ANN BLUTO
                                         L. Ann Bluto, Other Filing Person



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